RECEIVED
2004 DEC 29 A 11:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Tractebel Energia
SUEZ

Florianópolis, December 16th, 2004.

[redacted]

04054072

CE DF-0034/2004

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifty Street N.W., Mail Stop 3-2
Washington, D.C. 20549 USA

SUPPL

Re.: Tractebel Energia S.A.
Exemption: Nº 82-4760

Gentleman,

We are enclosing a copy of the translation of the 58th (Fifty eighth) minutes of Tractebel Energia S.A. Board of Directors Meeting, as well copy of Tractebel Energia's announcement to shareholders, which was prepared in accordance with the rules of CVM, the Brazilian Securities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Securities Exchange Act of 1934.

Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope.

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

dw 1/4

cc.: Arianna Ferreira-Foley
The Bank of New York

PROCESSED
JAN 04 2005
THOMSON FINANCIAL

CNPJ/MF - 02.474.103/0001-19

MINUTES OF THE 58th (FIFTY EIGHTH) BOARD OF DIRECTORS MEETING OF TRACTEBEL ENERGIA S.A.

On December 9th, 2004, at 09:00 a.m., at Company's Headquarters, Rua Antônio Dib Mussi, No. 366, Centro, Florianópolis, Santa Catarina State, the members of the Board of Directors of Tractebel Energia S.A. assembled after regular convocation: Counselors Mr. Maurício Stolle Bähr, Mr. Manoel Arlindo Zaroni Torres, Mr. Victor-Frank de Paula Rosa Paranhos and Mr. Luiz Antônio Barbosa, representing the totality of its members. The Board of Directors Chairman, counselor Mr. Maurício Stolle Bähr presided the meeting and proposed me, José Moacir Schmidt, as Meeting's Secretary, which was accepted by the other members. Greeting the presents, the President put in discussion the subjects of **Agenda**, included in the CA-005/2004 convocation, dated December 3rd, 2004, which were the following: **Item 1** – approving the interest on equity; **Item 2** – approving the Additive Term No. 4 to the Contract No. 31191121 and the Additive Term No. 8 to the Contract No. DGT.00.3340, respectively for supplying mineral coal for Charqueadas TPP and for Jorge Lacerda Thermal Power Plant Complex for 2005; **Item 3** – approving the Investment and Operational Budget and Cash Flow for 2005; **Item 4** – approving the guarantee concession by the Directory of the Company, *ad referendum* of Board of Directors, to Companhia Energética Meridional – CEM to guarantee the operation of swaps; and **Item 5** – General matters. After discussion of the matters, the Chairman put into vote the items of the Agenda, having the Counselors deliberated the following: **DELIBERATIONS**: **Item 1** – Approved, **by unanimity**, as per DD-239-0001, dated 01/12/2004, and of RAD DCO-0010/2004, dated 30/11/2004, that remain filed in the Company, the interest credit on equity referring to the 2004 period, as per article 9 of Law No. 9,249/95 and of CVM Deliberation No. 207/96, on following amounts and conditions: **a)** the total amount of credit shall be BRL 255,000,000.00, corresponding to BRL 0.465589 per lot of one thousand A Class Preferred shares, BRL 0.390651 per lot of one thousand B Class Preferred shares and BRL 0.390651 per lot of one thousand Ordinary shares; **b)** the credit accounting register, on Company's books, will take place on 31/12/2004 based on the shareholders status from 14/12/2004; **c)** The Company's shares will be negotiated ex-interest on equity from 15/12/2004 on; **d)** interest on equity will be subject to 15% rate income tax, except for Shareholders confirmed immune or exempt, who shall prove this condition up to 22/12/2004. In relation to Shareholders resident or domiciled in country that do not tribute income or tribute it using a maxima rate below 20%, as referred on the 24th article of Law No. 9,430, of 27.12.1996, the income tax rate will be 25%; **e)** the amount of interest on equity net of income tax will be imputed to obliged dividends of 2004 period, as per § 7° of article 9 of Law No. 9,249/95 and of CVM Deliberation No. 207/96; and **f)** the payment date of interest on equity will be afterwards defined by the Directory of the Company and communicated through the Announcement to Shareholders; **Item 2** – Approved, **by unanimity**, as per DDs-240-0001 and 240-0002, both dated 08/12/2004 and as per RADs DP-0011/2004 and 0012/2004, both dated 30/11/2004, the Additive Term No. 4 to the Contract No. 31191121 and the Additive Term No. 8 to the Contract No. DGT.00.3340, respectively for supplying mineral coal during 2005 to Charqueadas TPP and to the Jorge Lacerda Thermal Power Plant Complex, remaining the Directory of the Company authorized to take the necessary steps decurrent from this deliberation; **Item 3** - Approved, **by unanimity**, as per DD-240-0003,

dated 08/12/2004, and of RAD DPF-0002/2004, dated 03/12/2004, the Investment and Operational Budget and the Cash Flow for fiscal year 2005, according to the statements presented, which remain filed in the Company; and **Item 4** – Approved, **by unanimity**, the guarantee concession by the Directory of the Company, *ad referendum* of Board of Directors, to Companhia Energética Meridional – CEM on swap contract firmed with BANCO ABN AMRO REAL S/A on 29/10/2004, in amount of BRL 22,073,206.25 (twenty two million, seventy three thousand, two hundred and six Reais, twenty five cents), staying ratified all the acts practiced by the Company's Directory. **Putting the words to the disposition** of the present Counselors, there was no manifestation, which lead the Chairman to end the meeting works, asking to be drawn up the present Minutes by me, Secretary, which after being read and thought accordingly, was signed by the present members of Board of Directors, including the Chairman and me. Florianópolis/SC, December 9th, 2004.

Maurício Stolle Bähr
Chairman

Manoel Arlindo Zaroni Torres
Counselor

Victor-Frank de Paula Rosa Paranhos
Counselor

Luiz Antônio Barbosa
Counselor

José Moacir Schmidt
Secretary

Tractebel Energia

Tractebel Energia S.A.
Rua Antônio Dib Mussi 366 - CEP 88015-110 - Centro - Florianópolis – SC

LISTED COMPANY – CNPJ 02.474.103/0001-19

ANNOUNCEMENT TO SHAREHOLDERS

We are announcing to the Shareholders and to the market in general that the Board of Directors of Tractebel Energia S.A., in a meeting held on 09.12.2004, using the competence that confers the Bylaws of the Company, approved the interest credit on equity, related to fiscal year 2004, according to the 9th article of Law No. 9,249/95 and Deliberation No. 207/96 from Federal Securities Commission - CVM.

I - Amount of interest credit on equity
The gross amount of interest on equity will be BRL 255,000,000.00 (two hundred and fifty five million of Reais), corresponding to BRL 0.465589 per lot of one thousand A Class Preferred shares, BRL 0.390651 per lot of one thousand B Class Preferred shares and BRL 0.390651 per lot of one thousand Ordinary shares.

II – Credit date
The credit of interest on equity, in the Company's accounting registers, will take place on 31.12.2004, based on the shareholders situation of 14.12.2004.

III – Shares negotiation
The Company's shares will be negotiated *ex*-interest on equity from 15.12.2004 on.

IV - Income Tax
Interest on equity will be subject to a 15% rate income tax, except for Shareholders confirmed immune or exempt. In relation to Shareholders resident or domiciled in country that do not tribute income or tribute it using a maxima rate below 20%, as referred on the 24th article of Law No. 9,430, of 27.12.1996, the income tax rate will be 25%.

V- Immunity or exemption confirmed
Shareholders immune or exempted of income tax shall present prove of immunity or exemption until 22.12.2004, at Company's Headquarters, located at Rua Antônio Dib Mussi, 366 – Centro, Florianópolis – SC, CEP 88015-110, A/C of Departamento de Contabilidade – DCO, as per current tax law.

VI - Interest imputation to dividends
Interest on equity net of income tax will be imputed to the obliged dividends as the 202nd article of Law No. 6,404/76.

VII – Payment of Interest on Equity
Interest on equity will be paid to the Shareholders on a date to be afterwards defined by the Directory of the Company and communicated through the Announcement to Shareholders, based on registered data existent at Banco Itaú S. A.

Florianópolis, December 09th, 2004.
Marc Verstraete
Financial and Investors Relationship Director

SUEZ